Exhibit 99.1

Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3, Banjara Hills,
Hyderabad - 500 034, Telangana,
India.
CIN : L85195TG1984PLC004507

Tel :+91 40 4900 2900
Fax :+91 40 4900 2999
Email :mail@drreddys.com
www.drreddys.com

September 2, 2021

Corporate Relationship Department	National Stock Exchange of India Ltd.
BSE Limited	“Exchange Plaza”
Dalal Street, Fort	Bandra-Kurla Complex, Bandra (East),
Mumbai – 400 001	Mumbai – 400 051
Fax Nos.: 022-22723121 / 22723719 /	Fax Nos.: 022-26598120/ 26598237/
22722037 / 22722039	26598238

Scrip Code: 500124	Scrip Code: DRREDDY-EQ

Dear Sir/ Madam,

Sub: Press Release

Please find enclosed a Press Release on “Dr. Reddy's Laboratories Canada announces the launch of Reddy-Lenalidomide, one of the first generic medications of its kind for the Canadian Market.”

This is for your information.

With regards,

/s/ Sandeep Poddar
Sandeep Poddar
Company Secretary

Encl: As above

CC:- New York Stock Exchange Inc. (Stock Code: RDY)

         NSE IFSC Ltd. (Stock Code: DRREDDY)

CONTACT
DR. REDDY'S LABORATORIES LTD.	Investor relationS	Media relationS
8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	AMIT AGARWAL amita@drreddys.com	USHA IYER ushaiyer@drreddys.com

Dr. Reddy's Laboratories Canada announces the launch of
Reddy-Lenalidomide, one of the first generic medications
of its kind for the Canadian Market

Hyderabad, India, September 2, 2021	For Immediate Release

Hyderabad, India September 2, 2021 and Mississauga, ON, CAN. September 1, 2021 – Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY, along with its subsidiaries together referred to as “Dr. Reddy’s”) today announced that Reddy-Lenalidomide, a generic equivalent to Revlimid® (lenalidomide) capsules, is approved by Health Canada and has been launched in the Canadian market. Reddy-Lenalidomide is one of the first generic medications of its kind to launch in Canada.

“Our launch of Reddy-Lenalidomide represents our firm commitment to providing access to affordable medicines for Canada’s Multiple Myeloma and Myelodysplastic Syndrome (MDS) patient population,” says Vinod Ramachandran, Ph.D., Vice President and General Manager, Dr. Reddy’s Laboratories Canada. “Along with this important launch, we are pleased to introduce our Reddy2Assist Platform, which provides convenient one-stop access to assist prescribers and pharmacists with qualification requirements for patients, as well as patient onboarding and registration via web portal, telephone or fax.”

Reddy-Lenalidomide capsules are available in 2.5 mg, 5 mg, 10 mg, 15 mg, 20 mg, and 25 mg strengths, each in blister packs.

Indications & Clinical Use:

Reddy-Lenalidomide is indicated for the treatment of patients with transfusion-dependent anemia due to Low- or Intermediate-1-risk myelodysplastic syndromes associated with a deletion 5q cytogenetic abnormality with or without additional cytogenetic abnormalities. Approval for this indication is based on red blood cell transfusion independence response rates. Overall survival benefit has not been demonstrated (see CLINICAL TRIALS, Myelodysplastic Syndromes).

Reddy-Lenalidomide in combination with dexamethasone is indicated for the treatment of multiple myeloma patients who are not eligible for stem cell transplant.

Limitation of Use:

Reddy-Lenalidomide is not indicated and is not recommended for the treatment of patients with chronic lymphocytic leukemia (CLL) outside of controlled clinical trials (see WARNINGS AND PRECAUTIONS, Increased Mortality in Patients with CLL).

Contraindications:

•	Reddy-Lenalidomide is contraindicated in patients who are hypersensitive to it or to thalidomide, pomalidomide or to any ingredient in the formulation or component of the container.
•	Reddy-Lenalidomide is contraindicated in pregnant women and women at risk of becoming pregnant. If lenalidomide is taken during pregnancy, it may cause severe birth defects or death to the fetus.
•	Breast feeding women.
•	Male patients unable to follow or comply with the required contraceptive measures.
•	Reddy-Lenalidomide treatment should not be started in MDS patients whose platelet levels are less than 50 x 109/L.

Most Serious Warnings and Precautions:

Reddy-Lenalidomide should be administered under the supervision of a qualified physician experienced in the use of cancer chemotherapeutic agents and registered with the Reddy-Lenalidomide RMP controlled distribution program.

•	Pregnancy: Potential for human birth defects, stillbirths and spontaneous abortions. Reddy-Lenalidomide is contraindicated in pregnant women and women at risk of becoming pregnant. Females of Child-Bearing Potential may be treated with Reddy-Lenalidomide provided that adequate contraception, with two simultaneous effective methods of contraception, is used to prevent fetal exposure to the drug. The choice of the two simultaneously effective contraceptive methods will necessitate a risk/benefit discussion between the patient and a qualified physician experienced in the use of contraceptive methods.
•	Hematologic: Reddy-Lenalidomide is associated with significant neutropenia and thrombocytopenia. Complete blood counts should be monitored. Patients should be advised to promptly report febrile episodes as a dose reduction may be required. In cases of thrombocytopenia, patients and physicians should be observant for signs and symptoms of bleeding, including petechiae and epistaxes.
•	Venous and Arterial Thromboembolism: The combination of lenalidomide with dexamethasone is associated with an increased risk of venous thromboembolism (predominantly deep vein thrombosis (DVT) and pulmonary embolism (PE), and arterial thromboembolism (predominantly myocardial infarction (MI) and cerebrovascular events) in patients with multiple myeloma. Antithrombotic prophylaxis is recommended.
•	Hepatic: Hepatotoxicity, including fatal cases, has occurred in patients treated with lenalidomide in combination with dexamethasone: acute hepatic failure, toxic hepatitis, cytolytic hepatitis, cholestatic hepatitis, and mixed cytolytic/cholestatic hepatitis have been reported. Monitor liver enzymes periodically. Stop Reddy-Lenalidomide upon elevation of liver enzymes.
•	Anaphylaxis: Reddy-Lenalidomide must be discontinued and should not be resumed.

Reddy-Lenalidomide is only available under a controlled distribution program called Reddy-Lenalidomide RMP.

Other Relevant Warnings and Precautions:

•	Patients should not donate blood or semen while taking Reddy-Lenalidomide and for 4 weeks after stopping Reddy-Lenalidomide.
•	In the treatment of previously treated multiple myeloma, consideration should be given to the dose of dexamethasone used in combination with Reddy-Lenalidomide.
•	Cardiovascular: Increased risk of cardiac disorders. Patients with risk factors for developing atrial fibrillation (e.g. existing heart disease, electrolyte abnormalities, hypertension and infections) should be closely monitored.
•	Second Primary Malignancies (SPM) has been observed. Physicians should carefully evaluate patients before and during treatment using standard cancer screening for occurrence of SPM.
•	Immune reactions: Angioedema, anaphylaxis and serious dermatologic reactions including Stevens-Johnson syndrome (SJS) and toxic epidermal necrolysis (TEN) have been reported. Drug reaction with eosinophilia and systemic symptoms (DRESS) have also been reported. Patients with a history of severe rash associated with thalidomide treatment should not receive lenalidomide. Graft versus Host Disease and Solid Organ Transplant Rejection have also been reported, some cases fatal.
•	Infections: Cases of viral reactivation have been reported, including serious cases of herpes zoster or hepatitis B virus (HBV) reactivation. Progressive Multifocal Leukoencephalopathy have been reported, including fatal cases.
•	Increased mortality in patients with chronic lymphocytic leukemia (CLL). Reddy-Lenalidomide is not indicated and not recommended for use in CLL.
•	Renal: Dose adjustment should be considered for patients with moderate or severe renal impairment and in patients on dialysis (patients with CrCL < 60 mL/min).

•	Lenalidomide capsules contain lactose. Patients with rare hereditary problems of glucose intolerance, the Lapp lactase deficiency or glucose-galactose malabsorption should not take this product.
•	Thyroid Disorders: Baseline and ongoing monitoring of thyroid function is recommended.
•	Tumor Lysis Syndrome (TLS) has been observed in patients with CLL, multiple myeloma (MM), and in non-Hodgkin’s Lymphoma [unauthorized indication] treated with lenalidomide. Some cases of TLS were fatal.
•	Tumor flare reaction has occurred during investigational use of lenalidomide for CLL and mantle cell lymphoma (MCL) [unauthorized indication].
•	Laboratory tests are required and should be monitored at baseline and throughout treatment.

For More Information:

Consult the Product Monograph at: http://www.drreddys.com/canada/our-products/ for important information on contraindications, warnings, precautions, adverse reactions, interactions, dosing and conditions of clinical use. The Product Monograph is also available through our Medical Information Department.

Revlimid is a trademark owned or licensed by Celgene Corporation.

RDY-0921-CAN

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY, NSEIFSC: DRREDDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words "may", "will", "should", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "potential", or "continue" and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events, (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues, and (vi) the susceptibility of our industry and the markets addressed by our, and our customers’, products and services to economic downturns as a result of natural disasters, epidemics, pandemics or other widespread illness, including coronavirus (or COVID-19), and (vii) other risks and uncertainties identified in our public filings with the Securities and Exchange Commission, including those listed under the "Risk Factors" and "Forward-Looking Statements" sections of our Annual Report on Form 20-F for the year ended March 31, 2021. The company assumes no obligation to update any information contained herein.